UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2021

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country“), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 19, 2021, BeyondSpring Inc. (the “Company”) reported that James Tonra, Ph.D. resigned as its Chief Scientific Officer, effective March 15, 2021, to pursue an opportunity with a company focused on infectious diseases research and development.  Dr. Tonra was instrumental in helping to elucidate Plinabulin’s immune mechanism of action.  He will continue as a scientific advisor for the Company for an effective and timely transition of his responsibilities to G. Kenneth Lloyd, Ph.D., who will immediately resume the position of Chief Scientific Officer.  Dr. Lloyd held the position of Chief Scientific Officer of the Company prior to serving as Chief Scientific Officer Emeritus and Senior Advisor to the Company.

Dr. Lloyd is a seasoned novel drug developer and the original discovery scientist of Plinabulin, the Company’s lead asset.  He is uniquely qualified to support the further research and development of Plinabulin in various anti-cancer indications, including the currently anticipated submission of the NDA for Plinabulin in combination with G-CSF for the prevention of chemotherapy induced neutropenia.

The information contained in this report is hereby incorporated by reference into the Registration Statements on Form F-3, File No. 333-224437 and File No. 333-234193, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chairman and Chief Executive Officer

Date: March 19, 2021